June 1, 2005

Room 4561

Steven E. Curd
Chief Executive Officer
VantageMed Corporation
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670

Re:  	VantageMed Corporation
	Registration Statement on Form S-2
      Filed April 7, 2005
      File No. 333-123915
      Form 10-QSB for Fiscal Quarter Ended
      March 31, 2005
      Filed May 13, 2005
      File No. 0-29367

Dear Mr. Curd:

      	This is to advise you that we have limited our review of the above registration statement to the matters addressed below.
No
further review of the registration statement has been or will be made.

	Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

REGISTRATION STATEMENT ON FORM S-2

Coverpage
1. In prior comment one from our last letter dated May 6, 2005, we noticed your reference to the use of the prospectus by transferees of the selling shareholders listed on page 13. Please revise to delete your disclosure regarding transferees on the coverpage. Alternatively, please tell us why the reference to the transferees on the coverpage is of sufficient significance to warrant presentation on the coverpage?

Exhibits 5.1 - Legal Opinion
2. We reissue prior comment six from our last letter stating that for
equity securities, counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated. Noting the registrant is incorporated in Delaware, counsel must opine on the legality of the securities under the laws of Delaware.
FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2005
Item 3. Controls and Procedures, page 26
3. We note your disclosure that the Company carried out an
Evaluation
of the effectiveness of the Company`s disclosure controls and procedures "within the 90 days prior to the date of this report." As
Rule 13a-15(b) of the Exchange Act requires such evaluation to be performed "as of the end of each fiscal quarter," please tell us whether your executives` concluded that your disclosure controls and procedures were effective as of the end of the March 31, 2005 fiscal
quarter.  Additionally, please confirm that your future
evaluations
will be performed as of the end of each fiscal quarter and that you
will prepare your future disclosure accordingly.
4. In the first paragraph of this section you state that your disclosure controls and procedures are effective in timely alerting
them [CEO and CFO] to material information . . . ."   Please note
that the definition of disclosure controls and procedures, as to which an effectiveness assessment is required, is broader in scope than the "timely alerting" statement you made. Please refer to paragraph (e) of Rule 13e-15 and advise us concerning whether the evaluations your chief executive and chief financial officers made were performed with respect to "disclosure controls and procedures" as that term is defined in Rule 13a-15(e). Please confirm that you will consider this comment in preparing future periodic filings.
5. We note your statement that there were no "significant changes in internal controls and procedures or in other factors that could significantly affect internal controls subsequent to the date of their evaluation." However, Item 308(c) of Regulation S-B requires
Management to evaluate any change to an issuer`s internal control over financial reporting that "occurred during" the applicable fiscal quarter and that "has materially affected, or is reasonably likely to materially affect, the issuer`s internal control over financial reporting." Please supplementally tell us whether your management identified any such change that occurred during the fiscal quarter ended March 31, 2005 and that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting, during its evaluation for the period ended March 31, 2005.
Additionally, please confirm that your management will begin evaluating changes to your internal control over financial reporting in accordance with the terms of Item 308(c) of Regulation S-B, and that future disclosure will reflect such standards for evaluation.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.


							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal



cc:  	Kevin A. Coyle, Esq. (via facsimile)
	DLA Piper Rudnick Gray Cary US LLP
	400 Capitol Mall, Suite 2400
	Sacramento, CA 95814-4428
	Facsimile No. (916) 930-3201

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Mr. Steven E. Curd
VantageMed Corporation
June 1, 2005
Page 1